UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

AgroFresh Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00856G109

(CUSIP Number)

Jonathan P. Wendt

Assistant Secretary and Managing Counsel

Dow Inc.

2211 H.H. Dow Way

Midland, MI 48674

(989) 636-1000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Richard B. Alsop, Esq.

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

(212) 848-7333

June 13, 2020

(Date of Event which Requires Filing of this Amendment No. 13)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 00856G109	13D

1		Names of Reporting Person Dow Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only:
4		Source of Funds (See Instructions): OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6		Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0 (See Item 5)
	8	Shared Voting Power: 24,000,151
	9	Sole Dispositive Power: 0 (See Item 5)
	10	Shared Dispositive Power: 24,001,151
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 24,001,151 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13		Percent of Class Represented by Amount in Row (11): 43.6% (2)
14		Type of Reporting Person (See Instructions) : CO

(1)	Consists of 21,001,151 shares of common stock, par value $0.0001 per share (“Common Stock”) of AgroFresh Solutions, Inc. (the “Issuer”) and 3,000,000 warrants to purchase Common Stock.

(2)	The percentage set forth in row (13) is based on 52,054,437 outstanding shares of Common Stock as of June 9, 2020, as disclosed in the Issuer’s Form 10-K/A for the year ended December 31, 2019, filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2020.

CUSIP No. 00856G109	13D

1		Names of Reporting Person The Dow Chemical Company
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only:
4		Source of Funds (See Instructions): OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6		Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0 (See Item 5)
	8	Shared Voting Power: 24,000,151
	9	Sole Dispositive Power: 0 (See Item 5)
	10	Shared Dispositive Power: 24,001,151
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 24,001,151 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13		Percent of Class Represented by Amount in Row (11): 43.6% (2)
14		Type of Reporting Person (See Instructions) : CO

(1)	Consists of 21,001,151 shares of Common Stock and 3,000,000 warrants to purchase Common Stock.

(2)	The percentage set forth in row (13) is based on 52,054,437 outstanding shares of Common Stock as of June 9, 2020, as disclosed in the Issuer’s Form 10-K/A for the year ended December 31, 2019, filed with the SEC on June 15, 2020.

SCHEDULE 13D

This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) amends and supplements the Schedule 13D, filed by The Dow Chemical Company (“TDCC”) on August 10, 2015, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”), filed by TDCC on May 12, 2016, and as amended by Amendment No. 2 to Schedule 13D (“Amendment No. 2”), filed by TDCC on April 12, 2017, as amended by Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed by TDCC and DowDuPont Inc. (“DowDuPont”) on September 8, 2017, as amended by Amendment No. 4 to Schedule 13D (“Amendment No. 4”) filed by TDCC and DowDuPont on May 4, 2018, as amended by Amendment No. 5 to Schedule 13D (“Amendment No. 5”) filed by TDCC and DowDuPont on July 6, 2018, as amended by Amendment No. 6 to Schedule 13D (“Amendment No. 6”) filed by TDCC and DowDuPont on September 4, 2018, as amended by Amendment No. 7 to Schedule 13D (“Amendment No. 7”) filed by TDCC and DowDuPont on September 25, 2018, as amended by Amendment No. 8 to Schedule 13D (“Amendment No. 8”) filed by TDCC and DowDuPont on October 17, 2018, as amended by Amendment No. 9 to Schedule 13D (“Amendment No. 9”) filed by TDCC and DowDuPont on November 13, 2018, as amended by Amendment No. 10 to Schedule 13D (“Amendment No. 10”) filed by TDCC and DowDuPont on January 9, 2019, as amended by Amendment No. 11 to Schedule 13D (“Amendment No. 11”) filed by Dow Inc. (“Dow”), TDCC and DowDuPont on April 3, 2019 and as amended by Amendment No. 12 to Schedule 13D (“Amendment No. 12”) filed by Dow and TDCC on February 14, 2020, relating to the common stock, par value $0.0001 per share (“Common Stock”) of AgroFresh Solutions, Inc. (the “Issuer”) (as so amended through Amendment No. 12, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms in this Amendment No. 13 have the meanings set forth for such terms in the Schedule 13D. This Amendment No. 13 amends and supplements the Schedule 13D to include the information set forth below.

Except as specifically provided herein, this Amendment No. 13 does not modify any of the information previously reported in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by (i) TDCC, a Delaware corporation, with a principal business and office address of 2211 H.H. Dow Way, Midland, MI 48674, and (ii) Dow, a Delaware corporation, with a principal business and office address of 2211 H.H. Dow Way, Midland, MI 48674 (each of TDCC and Dow, a “Reporting Person” and, collectively, the “Reporting Persons”).

The name, residence or business address, present principal occupation or employment (including the name and the principal business address, if other than the applicable Reporting Person, of any corporation or other organization in which such employment is conducted) of the directors and executive officers of each Reporting Person (each, a “Scheduled Person” and, collectively, the “Scheduled Persons”) are as set forth on Appendix A attached hereto and are incorporated herein by reference. Except as set forth otherwise on Appendix A, each person identified on Appendix A is a citizen of the United States.

Dow is the parent company of TDCC. Dow combines global breadth, asset integration and scale, focused innovation and leading business positions to achieve profitable growth. Dow’s ambition is to become the most innovative, customer centric, inclusive and sustainable materials science company. Dow’s portfolio of plastics, industrial intermediates, coatings and silicones businesses delivers a broad range of differentiated science-based products and solutions for its customers in high-growth market segments, such as packaging, infrastructure and consumer care.

During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the Scheduled Persons, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end thereof:

The information included in Item 6 of Amendment No. 13 is incorporated herein by reference.

Except as set forth in Item 6 of the Schedule 13D (as amended by this Amendment No. 13), none of the Reporting Persons has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to adopt such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer

Item 5(a) – (b) and Item 5(c) are hereby amended and restated in its entirety with the following:

(a) – (b) As of the date hereof, Dow and TDCC each indirectly beneficially own 21,001,151 shares of Common Stock, representing 40.3% of the Issuer’s outstanding Common Stock, and 3,000,000 warrants to purchase Common Stock, each to purchase one share of Common Stock. If Dow and TDCC were to exercise the warrants to purchase Common Stock and no other person exercised warrants to purchase Common Stock held by that person, Dow and TDCC would beneficially own 24,001,151 shares of Common Stock, representing 43.6% of the Issuer’s outstanding Common Stock. The percentages set forth in this Item 5 are based on 52,054,437 outstanding shares of Common Stock as of June 9, 2020, as disclosed in the Issuer’s Form 10-K/A for the year ended December 31, 2019, filed with the SEC on June 15, 2020. To the best of the Reporting Persons’ knowledge, none of the Scheduled Persons beneficially own any shares of Common Stock.

Dow and TDCC each have indirect beneficial ownership of the 24,001,151 shares of Common Stock, which Common Stock is directly owned by Rohm & Haas Company, a wholly-owned subsidiary of TDCC (“R&H”) and TDCC is a wholly-owned subsidiary of Dow. Dow and TDCC have shared power to indirectly direct the voting and disposition of the shares.

(c) During the past 60 days, none of the Reporting Persons have acquired beneficial ownership of any shares of Common Stock.

Except as described in this Amendment No. 13, none of the Reporting Persons has effected any transactions in shares of Common Stock (including the warrants) of the Issuer during the past 60 days. To the knowledge of the Reporting Persons, there have been no transactions by any of the Scheduled Persons in shares of Common Stock of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

Background of Private Placement

On June 13, 2020, the Issuer entered into an Investment Agreement (the “Investment Agreement”) with PSP AGFS Holdings, L.P. (the “Investor”), an affiliate of Paine Schwartz Partners, LLC, pursuant to which, subject to certain closing conditions, the Investor has agreed to purchase in a private placement an aggregate of $150,000,000 of new convertible preferred stock of the Issuer (the “Private Placement”). The foregoing summary is based on information included in the Current Report on Form 8-K filed by the Issuer on June 15, 2020 (the “Private Placement 8-K”). The Private Placement 8-K and the information contained therein is not included or incorporated by reference into this Amendment No. 13.

Support Agreement

In connection with the Private Placement, R&H entered into a support agreement with the Investor, dated as of June 13, 2020 (the “Support Agreement”), agreeing to vote its shares of Common Stock in favor of the Private Placement and related matters, including voting in favor of the Investor’s nominees to the Issuer’s Board of Directors (the “Board”). Additionally, pursuant to the Support Agreement, R&H agreed not to transfer its shares of Common Stock (including any warrants) until December 15, 2020, subject to certain exceptions.

Furthermore, R&H agreed to waive certain rights set forth in that certain Investor Rights Agreement, dated July 31, 2015, by and among R&H, the Issuer and the other parties thereto (the “Investor Rights Agreement”) and to consent to (i) the grant of registration rights to the Investor in connection with the Private Placement and (ii) the Issuer’s execution of a Registration Rights Agreement (the “PSP Registration Rights Agreement”) in the form attached as Exhibit G of the Investment Agreement, which is filed as Exhibit 10.1 to the Private Placement 8-K. Under the PSP Registration Rights Agreement, R&H and its affiliates will be accorded pro rata treatment with the Investor (a) when there is a reduction in size of underwritten offerings requested by the Investor (following the first such underwritten offering) and (b) with respect to “piggyback rights” for underwritten offerings initiated by the Issuer.  The foregoing description of the Support Agreement is qualified in its entirety by reference to the Support Agreement, a copy of which is filed herewith as Exhibit 2 and is incorporated herein by reference.

Side Agreement

In connection with the Private Placement, the Issuer, R&H and the Investor entered into a side agreement dated as of June 13, 2020 (the “Side Agreement”), pursuant to which the parties agreed that if the Investor or its affiliates has the right to designate at least 50% of the total directors on the Board pursuant to the Investment Agreement, so long as R&H beneficially owns at least 20% of the outstanding Common Stock (on a fully diluted, “as converted” basis), the Issuer and the Board will increase the size of the Board by one member and the Board will elect a designee selected by R&H to fill the newly-created vacancy. For so long as the foregoing two conditions exist, on an annual basis, R&H will have the right to select a nominee, which the Board will include with its slate of nominees. Such right is in addition to any right that R&H has to appoint a member of the Board pursuant to its ownership of the Issuer’s Series A Preferred Stock.

Additionally, pursuant to the terms of the Side Agreement, R&H amended its Investor Rights Agreement to provide pro rata treatment to the Investor with the “Holders” under the Investor Rights Agreement when there is a reduction in size of underwritten offerings and with respect to “piggyback rights” for underwritten offerings initiated by the Issuer.

The foregoing description of the Side Agreement is qualified in its entirety by reference to the Side Agreement, a copy of which is filed herewith as Exhibit 3 and is incorporated herein by reference.

Item 7. Material to be filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following additional exhibits:

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and between Dow Inc. and The Dow Chemical Company (incorporated herein by reference to Exhibit 1 to Amendment No. 12).

2	Support Agreement, dated as of June 13, 2020, between PSP AGFS Holdings, L.P. and Rohm & Haas Company.

3	Side Agreement, dated as of June 13, 2020, among AgroFresh Solutions, Inc., PSP AGFS Holdings, L.P. and Rohm & Haas Company.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of June 17, 2020

DOW INC.

By:	/s/ Amy E. Wilson
Name: Amy E. Wilson
Title: General Counsel and Corporate Secretary

THE DOW CHEMICAL COMPANY

By:	/s/ Amy E. Wilson
Name: Amy E. Wilson
Title: General Counsel and Corporate Secretary

Appendix A

Information Concerning Executive Officers and

Directors of Dow Inc. and The Dow Chemical Company

The current executive officers and directors of Dow Inc. (“Dow”) and The Dow Chemical Company (“TDCC”) and their respective business addresses and present principal occupation or employment (and the name, principal business and address of any such employment, if not with one of the Reporting Persons) are listed below. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions with both Dow and TDCC and each individual is a citizen of the United States of America. In addition, unless otherwise indicated, the business address for each individual is Dow Inc., 2211 H.H. Dow Way, Midland, Michigan 48674.

Executive Officer Name	Present Principal Position or Occupation
Jack Broodo	President, Feedstocks & Energy

Karen S. Carter	Chief Human Resources Officer and Chief Inclusion Officer

Diego Donoso*	President, Packaging & Specialty Plastics

Ronald C. Edmonds	Controller and Vice President of Controllers and Tax

Jim Fitterling	Chairman and Chief Executive Officer

Mauro Gregorio	President, Performance Materials & Coatings

Peter Holicki*	Senior Vice President, Operations–Manufacturing & Engineering and Environment, Health and Safety Operations

Jane Palmieri	President, Industrial Intermediates & Infrastructure

A. N. Sreeram	Senior Vice President, Research & Development and Chief Technology Officer

Howard I. Ungerleider	President and Chief Financial Officer

Amy E. Wilson	General Counsel and Corporate Secretary

Dow Inc. Director Name	Present Principal Occupation or Employment	Residence or Business Address
Jeff M. Fettig	Former Chairman and Chief Executive Officer, Whirlpool Corporation (manufacturer of home appliances)	c/o Dow Inc. 2211 H.H. Dow Way, Midland, MI 48674

Samuel R. Allen	Former Chairman and Chief Executive Officer, Deere & Company (agriculture, construction and forestry machinery manufacturing company)	c/o Dow Inc. 2211 H.H. Dow Way, Midland, MI 48674

Ajay Banga	Chief Executive Officer, Mastercard Incorporated (technology company in the global payments industry)	Mastercard Incorporated 2000 Purchase Street, Purchase, NY 10577

Jacqueline K. Barton	John G. Kirkwood and Arthur A. Noyes Professor of Chemistry, California Institute of Technology (institution of higher education and private research)	California Institute of Technology 1200 East California Boulevard, Pasadena, CA 91125

James A. Bell	Former Executive Vice President, Corporate President and Chief Financial Officer, The Boeing Company (aerospace company and manufacturer of commercial jetliners and military aircraft)	c/o Dow Inc. 2211 H.H. Dow Way, Midland, MI 48674

Wesley G. Bush	Former Chairman and Chief Executive Officer, Northrop Grumman (global aerospace and defense technology company)	c/o Dow Inc. 2211 H.H. Dow Way, Midland, MI 48674

Richard K. Davis	President and Chief Executive Officer, Make-A-Wish America (nonprofit corporation helping children with critical illnesses)	Make-A-Wish America 1702 E. Highland Avenue, Suite 400, Phoenix, AZ 85016

Jim Fitterling	See above table with respect to executive officers

Jill S. Wyant	Executive Vice President and President of Global Regions, Ecolab Inc. (a provider of water and hygiene services and technologies for the food, hospitality, industrial, and energy markets)	Ecolab Inc. 1 Ecolab Place, EGH-17, Saint Paul, MN 55102

Jacqueline C. Hinman	Former Chairman and Chief Executive Officer of CH2M (engineering and consulting firm focused on delivering infrastructure, energy, environmental and industrial solutions)	c/o Dow Inc. 2211 H.H. Dow Way, Midland, MI 48674

Daniel W. Yohannes	Former U.S. ambassador to the Organisation for Economic Cooperation and Development (an international forum promoting economic growth, sustainable development and energy security)	c/o Dow Inc. 2211 H.H. Dow Way, Midland, MI 48674

*	Diego Donoso is a citizen of Brazil and France. Peter Holicki is a citizen of Germany

The directors of TDCC are Jim Fitterling and Howard I. Ungerleider. Please see the above table with respect to executive officers.